

# ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 306!
E-mail: info@arcon.ie Web: www.arcon.ie


03022665

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2,
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



SUPPL

June 5, 2003

**Re: ARCON International Resources P.l.c., Rule 13g – 2g(b) Exemption**
**File No. 82-4803**

## To Whom It May Concern

Please find enclosed information and/or documents furnished on behalf of ARCON International Resources P.l.c. (Rule 12g3-2(b) File No. 82-4803) submitted pursuant to paragraph (b) (I) (iii) of Rule 12g3-2, which information shall not be deemed 'filed' with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act of 1934.

Yours sincerely,

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Michel Graham
Company Secretary.

Directors: Anthony J. O'Reilly Jnr. (Chairman), Kevin J. Ross (Chief Executive Officer), W. James Tilson, W. P. Kidney (Finance Director), Patrick Hayes, James S. McCarthy, David Roxburgh, James S. D. McCarthy, William A. Mulligan (US), Group Secretary Michael G. Graham, A.C.I.S.

Registered in Dublin Ireland No. 74748 Registered Office: 60 Merrion Road, Ballsbridge, Dublin 4.

82-4803



# ARCON

International Resources P.l.c.

60 Merrion Road, Ballsbridge, Dublin 4.
Telephone: 353 1 667 3063. Fax: 353 1 667 3065.
E-mail: info@arcon.ie Web: www.arcon.ie

## ARCON International Resources Plc
## Increased resource at Galmoy

## R Zone resource contains 430,000 tonnes of zinc, 160,000 tonnes of lead & 4.8 million ounces of silver

DUBLIN & LONDON: 29th May 2003 - ARCON International Resources Plc announces that it has increased the size of the recently discovered resource at its Galmoy zinc mine in Ireland. Drilling in the R Zone has continued, to establish the northern resource limit and commence infill drilling in the high grade core. The Resource, at a 4.5% Zn cut off, is now estimated to be:

**2.3 million tonnes @ 19.0% zinc (Zn), 7.2% lead (Pb) & 66g/t silver (Ag)**

This estimation uses all holes up to and including drill hole #160.

- The average resource thickness of 8.7 metres compares with the average width of 5.6 metres of the adjacent CW orebody.
- The average resource zinc grade of 19.0% is compares with the average grade on the CW ore body of 12.8% Zn.
- The average resource grades of 7.2% Pb and 66g/t Ag are significantly higher than has previously been identified on the Galmoy mine site.

The high grade of the R Zone will be blended with ore from the current reserves of the mine so as to increase the overall grade of ore feeding the concentrator, with a consequent increase in concentrate production and lowering of overall unit cash costs. Mining of an access drive has commenced from current workings in the CW orebody to the R zone to gain early access to the higher grade ore. This is expected to be completed by the end of the third quarter 2003.

ARCON's Chief Executive, Kevin Ross, said today: "The drilling during the past six months has largely defined the resource and the recent infill drilling in the high grade core confirms the exceptional nature of this new resource. Adding this resource to Galmoy's current reserve doubles the mine's contained metal content and will extend the mine's life into the next decade."

"The mining of a 550m drive from the existing CW infrastructure started on the 1st March and is scheduled to reach the R Zone by the third quarter 2003. A planning application was submitted on 22nd May to Kilkenny County Council to mine the R Zone and application for a Mine Licence has been made with the Department of Communications, Minerals and Natural Resources.

"Concentrate production will be maximised by blending a portion of ore from the R Zone with that from the remaining reserves. The early access to the R Zone will reduce our cash production costs and put us in a very strong position with the next expected upturn in the zinc price cycle" he said.

"Infill drilling will continue within the R Zone and drilling of other similar anomalies to that of the R Zone identified to the east of this area will commence during the third quarter 2003," Kevin Ross added.

**Technical note**
The set of drill intersections and assays used in the resource estimation is shown on the following page.

**For further information**

| Pauline McAlester | Keith Irons | Kevin Ross |
|---|---|---|
| Murray Consultants | Bankside Consultants Ltd | ARCON |

**Editors note**

Andy Bowden P.Geo., B.Sc., M.Sc., Chief Exploration Geologist for ARCON Exploration Plc and with 30 years experience is the 'Competent Person' managing this project. Assays have been carried out in the company's laboratory with a proportion of samples being sent for check assay at the independent OMAC laboratory, Loughrea, Co Galway.

The drill intersections and assays used in the February 2003 resource estimation are tabulated below:

| Hole No | From (m) | To (m) | Mineral Intercept (m) | Zn % | Pb % | Ag g/t | Cu % | Density t/m3 | Comment |
|---|---|---|---|---|---|---|---|---|---|
| 99 | 126.1 | 136.8 | 10.7 | 19.5 | 3.7 | 28 | 0.1 | 3.55 | Discovery Hole |
| 100 | 129.2 | 133.2 | 4.0 | 3.9 | 0.2 | 1 | 0.0 | 2.72 | 50m N of #99 |
| 101 | 122.2 | 143.0 | 20.8 | 23.4 | 7.5 | 72 | 0.1 | 4.01 | 50m S of #99 |
| 102 | 131.6 | 143.6 | 12.0 | 25.1 | 5.3 | 11 | 0.0 | 3.88 | 25m W of #99 |
| 103 | 132.4 | 142.8 | 10.4 | 27.4 | 7.9 | 79 | 0.0 | 4.15 | 25m S of #101 |
| 104 | 136.6 | 151.0 | 14.4 | 32.3 | 12.8 | 161 | 0.5 | 4.34 | 25m W of #103 |
| 105 | 135.3 | 149.7 | 14.5 | 19.2 | 3.0 | 17 | 0.0 | 3.58 | 25m W of #102 |
| 106 | Faulted | | | | | | | | 25m S of #104 |
| 107 | 139.6 | 148.7 | 9.1 | 34.3 | 12.9 | 115 | 0.8 | 4.08 | 25m W of #105 |
| 108 | 140.2 | 147.7 | 7.5 | 24.0 | 26.8 | 414 | 1.8 | 4.61 | 25m W of #104 |
| 109 | 134.7 | 145.1 | 10.4 | 22.1 | 5.5 | 30 | 0.4 | 3.55 | 25m W 0f #108 |
| 110 | 140.1 | 152.1 | 12.0 | 24.0 | 17.5 | 202 | 1.1 | 4.14 | 25m W of #107 |
| 111 | Faulted | | | | | | | | 25m W of #109 |
| 112 | 147.3 | 159.4 | 12.1 | 18.9 | 17.5 | 309 | 1.4 | 3.77 | 25m W of #110 |
| 113 | Faulted | | | | | | | | 25m S of #109 |
| 114 | 129.3 | 147.2 | 17.9 | 33.9 | 4.0 | 10 | 0.0 | 4.23 | 25mN of #109 |
| 115 | 151.2 | 158.1 | 6.9 | 13.8 | 10.9 | 229 | 2.9 | 3.48 | 25mW of #112 |
| 116 | 130.0 | 161.3 | 31.3 | 31.8 | 9.4 | 73 | 0.7 | 4.27 | 25mN of #111 |
| 117 | 139.4 | 143.0 | 3.6 | 7.2 | 4.4 | 45 | 0.2 | 3.34 | 50mW of #116 |
| 118 | 141.8 | 156.4 | 14.6 | 28.8 | 22.6 | 152 | 0.1 | 4.24 | 50mN of #110 |
| 119 | 118.7 | 125.6 | 6.9 | 30.2 | 10.6 | 16 | 0.0 | 4.13 | 50mEof #99 |
| 120 | 137.4 | 154.5 | 17.1 | 25.3 | 3.7 | 12 | 0.0 | 3.59 | 50mEof #118 |
| 121 | 107.9 | 113.1 | 5.2 | 11.9 | 6.2 | 44 | 0.0 | 3.28 | 50mE of #119 |
| 122 | Faulted | | | | | | | | 50mS of #121 |
| 123 | 142.6 | 153.4 | 10.8 | 8.6 | 2.4 | 11 | 0.0 | 2.98 | 50mN of #120 |
| 124 | 111.4 | 132.1 | 20.7 | 19.2 | 10.7 | 129 | 0.7 | 3.97 | 50mW of #122 |
| 125 | Faulted | | | | | | | | 50mSof #124 |
| 126 | 142.3 | 150.4 | 8.0 | 15.3 | 8.2 | 67 | 0.0 | 3.40 | 50mW of #123 |
| 127 | Faulted | | | | | | | | 50mW of #125 |
| 128 | 139.0 | 145.0 | 6.0 | 6.0 | 0.5 | 4 | 0.0 | 2.84 | 50mN of #123 |
| 129 | Faulted | | | | | | | | 50mS of #127 |
| 130 | 149.0 | 150.9 | 1.9 | 4.3 | 0.3 | 3 | 0.0 | 2.87 | 50mW of #115 |
| 131 | 115.4 | 118.6 | 3.6 | 3.1 | 0.3 | 2 | 0.0 | 2.95 | 50mE of #100 |
| 132 | 110.9 | 114.8 | 3.9 | 7.9 | 0.5 | 4 | 0.0 | 3.14 | 50mE of #131 |
| 133 | 149.2 | 153.1 | 3.8 | 8.1 | 6.2 | 48 | 0.0 | 3.25 | 50mN of #115 |
| 134 | 134.8 | 138.8 | 4.0 | 10.7 | 1.0 | 3 | 0.0 | 3.01 | 50mN of #100 |
| 135 | 138.8 | 142.9 | 4.1 | 6.5 | 3.0 | 20 | 0.0 | 3.07 | 50mN of #133 |
| 136 | Barren | | | *0* | | | | | 50m N of # 134 |
| 137 | 66.3 | 67.3 | 1.0 | 7.3 | 0.5 | 1 | 0.0 | 3.21 | 50mE of #121 |
| 138 | 141.8 | 146.0 | 4.2 | 6.9 | 6.7 | 56 | 0.0 | 3.13 | 50mW of #133 |
| 139 | Barren | | | *0* | | | | | 50m S of #137 |
| 140 | 130.7 | 131.6 | 0.9 | 6.6 | 1.3 | 12 | 0.0 | 2.85 | 50m W of #138 |
| 141 | 93.3 | 97.4 | 4.1 | 4.8 | 0.0 | 4 | 0.0 | 2.94 | 50m E of #132 |
| 142 | 112.9 | 119.5 | 6.6 | 12.6 | 0.5 | 1 | 0.0 | 3.12 | @67°W to 50m N of #132 |
| 143 | 137.7 | 148.0 | 10.3 | 8.3 | 1.1 | 15 | 0.0 | 2.97 | 50m N of #138 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 144 | 85.5 | 86.7 | 1.2 | 7.7 | 0.5 | 3 | 0.0 | 3.32 | 50m N of #141 |
| 145 | 129.7 | 149.1 | 19.4 | 25.2 | 11.0 | 111 | 0.3 | 3.96 | 25m W of #101 |
| 146 | 100.5 | 105.1 | 4.6 | 6.0 | 0.5 | 3 | 0.0 | 3.14 | @70°W to 50m N of #142 |
| 147 | Barren | | | | | | | | 50m N of #144 |
| 148 | 113.8 | 120.6 | 6.9 | 14.6 | 9.0 | 50 | 0.0 | 3.51 | 50m W of #143 |
| 149 | 123.4 | 132.5 | 9.0 | 20.6 | 2.1 | 2 | 0.0 | 3.24 | 50m E of #134 |
| 150 | 103.9 | 108.9 | 5.0 | 13.6 | 10.0 | 45 | 0.0 | 3.39 | 50m W of #148 |
| 151 | 145.0 | 148.8 | 3.8 | 11.0 | 1.6 | 2 | 0.0 | 3.20 | 25m W of #116 |
| 152 | 142.8 | 153.4 | 10.6 | 27 | 14.0 | 77 | 0.0 | 3.88 | 25m N of #110 |
| 153 | 139.2 | 162.4 | 23.2 | 21.2 | 12.4 | 185 | 1.7 | 3.88 | 25m N of #116 |
| 154 | 137.4 | 141.2 | 3.9 | 9.1 | 1.8 | 2 | 0.0 | 2.90 | 50m N of #126 |
| 155 | 156.4 | 165.0 | 8.5 | 6.0 | 3.1 | 98 | 1.2 | 2.98 | 25m W of #115 |
| 156 | 131.5 | 134.9 | 3.3 | 7.7 | 1.1 | 6 | 0.0 | 2.97 | 50m W of #154 |
| 157 | 148.0 | 156.1 | 8.0 | 15.3 | 7.9 | 92 | 0.2 | 3.42 | 25m N of #115 |
| 158 | 152.6 | 160.7 | 8.1 | 16.3 | 13.0 | 368 | 2.9 | 3.59 | 25mN of #117 |
| 160 | 151.9 | 156.3 | 4.5 | 10.3 | 3.2 | 42 | 0.2 | 3.09 | 25m W of #158 |

*NB #159 was drilled for geotechnical information for the access decline.*


N
CW Orebody
CW South
159@60-186.5
R Zone
150
148
143
135
126
123
134
149
156
154
128
136
146@70west
147
142@76west
144
140
138
133
118
120
100
131
132
141
157
152
130
155
115
112
110
107
105
102
99
119
121
137
160
158
153
117
151
116
114
145
101
124
122
139
111
109
108
104
103
113
106
127
125
129


Resource Grade Minz. DDH
Mineralised DDH
Barren DDH
Scale Bar
0
25
50
75
100
Metres
Normal Fault
Reverse Fault
Monocline
Line of Section




West
East
117
151
116
114
145
101
124
122
139
Overburden
Dolomitised Waulsortian
Pyrite
Dolomitised
Waulsortian
Resource Zone
Dol. Waulsortian/ABL Contact
ABL
Lisduff Oolite
Lower Ballysteen
0
25
50m
0
25
50m